
July 20, 2022

Michael Porcelain
President and Chief Executive Officer
Comtech Telecommunications Corp.
68 South Service Road, Suite 230
Melville, NY 11747

      Re: Comtech Telecommunications Corp.
          Registration Statement on Form S-3
          Filed July 13, 2022
          File No. 333-266122

Dear Mr. Porcelain:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing

cc: Louis Rambo